U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12B-25

COMMISSION FILE NUMBER: 001-32134

NOTIFICATION OF LATE FILING

Check One:

☒	Form 10-K
☐	Form 20-F
☐	Form 11-K
☐	Form 10-Q
☐	Form 10-D
☐	Form N-SAR
☐	Form N-CSR

For Period Ended: December 31, 2015

☐	Transition Report on Form 10-K
☐	Transition Report on Form 20-F
☐	Transition Report on Form 11-K
☐	Transition Report on Form 10-Q
☐	Transition Report on Form N-SAR

For the Transition Period Ended: N/A

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:  N/A

PART I.	REGISTRANT INFORMATION.

The registrant is Agritech Worldwide, Inc. (the “Company”).  The address of the Company’s principal executive office is 1101 Campus Drive Mundelein, Illinois 60060.

PART II.	RULES 12B-25 (B) AND (C)

If the subject report could not be filed without unreasonable effort or expense and the Company seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)

☒           (a)           The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒           (b)           The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR or Form N-CSR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

☐           (c)           The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III.	NARRATIVE

The Company is unable to file its Annual Report on Form 10-K for its fiscal year ended December 31, 2015 by the prescribed date without unreasonable effort or expense because the Company was unable to compile and review certain information required in order to permit the Company to file a timely and accurate report on the Company’s financial condition. The Company believes that the Annual Report will be completed and filed within the fifteen-day extension period provided under Rule 12b-25 of the Securities Exchange Act of 1934, as amended.

PART IV.	OTHER INFORMATION

(1)           Name and telephone number of person to contact in regard to this notification:

Edward Smith, III	(847) 549-6002

(2)           Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the Company was required to file such report(s) been filed? If the answer is no, identify report(s).

☒ Yes	☐ No

(3)           Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings to be included in the subject report or portion thereof?

☒ Yes	☐ No

The Company is unable to file, without unreasonable effort and expense, its Annual Report on Form 10-K for the year ended December 31, 2015 because the Company is still compiling and reviewing information to complete the annual review of the financial statements for that period and the Company is unable to give an estimate at this time. The Company anticipates that the Annual Report on Form 10-K will be filed on or before the deadline.  The Company expects to report a Net Loss of approximately $24,000,000 for the twelve months ended December 31, 2015 compared to a Net Loss of $5,579,708 during the twelve months ended December 31, 2014. In addition, the Company expects to report Total Revenue of approximately $1,150,000 for the twelve months ended December 31, 2015 compared to Total Revenue of $1,013,670 for the twelve months ended December 31, 2014.

Agritech Worldwide, Inc. has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Agritech Worldwide, Inc.

Dated: March 30, 2016	By:	/s/ Edward B. Smith, III
Edward B. Smith, III
Chief Executive Officer